
07007223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION
DEC 12 2007
WASH. D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza - 165 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Olsen 212-225-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

LYNNE S. MAZIN
NOTARY PUBLIC STATE OF NEW YORK
NO. 02MA6066042
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES NOVEMBER 05, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL PROCESSING
RECEIVED
DEC 12 2007
WASH, D.C.
210
SECTION

Independent Auditors' Report

The Board of Directors
Scotia Capital (USA) Inc.:

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (the Company) as of October 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 6, 2007

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2007

Assets

Cash and cash equivalents	$	3,475,326
Cash on deposit with clearing organizations		6,019,163
Securities segregated under Federal and other regulations		998,583
Receivable from brokers, dealers, and clearing organizations		637,559,296
Receivable from customers		24,114,666
Securities owned, at market value		214,548,465
Accrued interest receivable		2,149,362
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $979,390		861,707
Other assets		11,911,772
Total assets	$	901,638,340

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers, dealers, and clearing organizations	$	386,426,907
Payable to customers		10,518,314
Securities sold, not yet purchased, at market value		179,742,468
Accrued interest payable		2,498,550
Accounts payable, accrued expenses, and other liabilities		22,241,239
		601,427,478
Commitments and contingencies		
Subordinated borrowings		75,000,000
Stockholder's equity:		
Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares		30,000
Additional paid-in capital		69,010,000
Retained earnings		156,170,862
Total stockholder's equity		225,210,862
Total liabilities and stockholder's equity	$	901,638,340

See accompanying notes to statement of financial condition.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Notes to Statement of Financial Condition

October 31, 2007

(1) Organization and Summary of Significant Accounting Policies

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's primary business activities are trading in Canadian and U.S. securities and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

Cash and cash equivalents include demand deposits held in banks.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at market value. Interest income and expense is recorded on an accrual basis.

Obligations under agreements to repurchase securities and securities purchased under resale agreements are treated as collateralized financing transactions. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the amounts at which the securities were sold or purchased, respectively. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings. Securities-borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

Depreciation and amortization of furniture, equipment, and leasehold improvements are provided on a straight-line basis with first and last year half-year convention over the useful lives of the related assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to

(Continued)

change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." As it states in the title, SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. Unlike APB Opinion No. 20, SFAS 154 requires changes in accounting principle to have retrospective application to the financial statements from prior periods to which the change applies unless it is impracticable. SFAS 154 will be effective for accounting changes and corrections of errors that will be made in fiscal years beginning after December 31, 2005. The Company's adoption of SFAS 154 did not have a material impact on its financial condition or results of operations.

Recently Issued Accounting Standards to be Adopted in Future Periods

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this Statement simplifies and codifies related guidance within generally accepted accounting principles ("GAAP"). Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed among the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. In developing this Statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. SFAS 157 does not expand the use of fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007. The Company does not expect implementation of SFAS 157 to have a material impact on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS 158") "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R." Effective for fiscal years ending after December 15, 2006, SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Effective for fiscal years ending after December 15, 2008, this Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company does not expect the implementation of SFAS 158 to have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159") "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB

Statement 115." SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not expect implementation of SFAS 159 to have a material impact on its financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 applies to all tax positions accounted for in accordance with Statement 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective in fiscal years beginning after December 15, 2006 for public companies and in fiscal years beginning after December 15, 2007 for non-public companies. The Company does not expect implementation of FIN 48 to have a material impact on its financial condition or results of operations.

(2) Related Party Transactions

Receivable from and payable to brokers, dealers, and clearing organizations includes a receivable from the Parent of $5,673,993 and a payable to Parent of $30,426,350, respectively. In addition, included in other assets are receivables from the Parent of $296,948 primarily associated with fees collected on the Company's behalf, receivables from the Ultimate Parent of $22,586 primarily associated with the reimbursement of general and administrative expenses and receivables from affiliate of $2,153,979 associated with securities borrowed. Included in accounts payable, accrued expenses, and other liabilities are payables to the Ultimate Parent of $2,263,487 primarily related to referral fees due the Ultimate Parent and intercompany costs associated with benefit plans administered by the Ultimate Parent and a payable to an affiliate of $502,976 associated with securities loaned. Receivable from and payable to brokers, dealers, and clearing organizations include a receivable from an affiliate of $281,128,032 and a payable to an affiliate of $22,101,347.

(3) Securities Segregated under Federal and Other Regulations

At October 31, 2007, the Company had qualified securities in the amount of $998,583 segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the SEC).

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2007 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 20,339,945	45,943,120
Receivable from/payable to brokers and dealers	749,912	5,606,508
Securities borrowed/loaned	616,469,439	334,877,279
	$ 637,559,296	386,426,907

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities at market value, as follows:

	Owned	Sold, not yet purchased
U.S. and Canadian government obligations	$ 73,858,038	53,960,056
Canadian provincial obligations	75,360,972	35,852,278
Corporate debt obligations	62,240,271	89,580,629
Common stock	2,636,159	—
Other foreign government obligations	453,025	349,505
	$ 214,548,465	179,742,468

(6) Unused Credit Facility

The Company had an unused credit facility with a financial institution amounting to $50 million as of October 31, 2007.

(7) Subordinated Borrowings

On June 1, 2001, the Company entered into a revolving note and cash subordination agreement (the Note) with an affiliate of the Ultimate Parent, amounting to $150,000,000. The Note bears a market rate (London InterBank Offered Rate plus 0.25%) of interest on the amount drawn upon and is covered by an agreement accepted by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The Note matures on May 31, 2010 and $75,000,000 was outstanding at October 31, 2007.

(8) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

(Continued)

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

(9) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2014, whereby the Company is committed to pay minimum total lease obligations as follows:

Fiscal year ending October 31:		
2008	$	805,558
2009		842,495
2010		891,697
2011		886,678
2012		886,678
2013 and thereafter		1,403,908
	$	5,717,014

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

(10) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule, and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.48 to 1. The Company's net capital was $230,668,833, which was $223,248,018 in excess of its required net capital of $7,420,815, as of October 31, 2007.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(Continued)

(11) Income Taxes

The Company provides all income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities.

At October 31, 2007, the deferred tax assets of $169,816 were composed of temporary differences due to deferred compensation accruals, unrealized investment gains, and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

The difference between the statutory rate of 35% and the effective rate of 45% is primarily due to state and local taxes, net of federal benefit and the tax effect of nondeductible expenses.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value, as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments and/or their variable interest rates. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(13) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. In accordance with industry practice, the Company records these transactions on a settlement-date basis, which is generally one business day for U.S. Government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, securities loaned, and repurchase agreements. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of

(Continued)

securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2007, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities purchased under agreements to resell in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $179,742,468 obligation in the accompanying financial statements at the October 31, 2007 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2007. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at market or fair values.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Scotia Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Scotia Capital (USA) Inc. (the Company), a wholly owned subsidiary of Scotia Capital Inc., for the year ended October 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 6, 2007

END